Provident Energy Announces October Cash Distribution and
Randy Findlay, President of Provident Energy to Speak at Scotia Capital's
Investing for Income Conference Thursday October 7, 2004

NEWS RELEASE NUMBER 29-04                                                                October 6, 2004

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced its October cash distribution will be CDN$0.12 per unit payable on November 15, 2004. October's distribution is consistent with the distribution announced for the previous month, and has been consistent at CDN$0.12 per unit since the November 2003 cash distribution.

October distributions will be paid to unitholders of record on October 20, 2004. The ex-distribution date will be October 18, 2004. For unitholders receiving their distribution in U.S. funds, the October 2004 cash distribution will be approximately US$0.09 based on an exchange rate of .7951. The actual U.S. dollar distribution will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Provident Energy's President, Randy Findlay, will speak at Scotia Capital's Investing for Income Conference at 1:50 p.m. (ET) on Thursday, October 7, 2004. A live webcast of the presentation will be available on Provident's website at www.providentenergy.com. Please access the site at least 10 minutes prior to the scheduled start time to register.

Provident Energy Trust is a Calgary-based, open-ended energy trust that owns and manages oil and gas production businesses and a midstream services business. Provident's energy portfolio is located in some of the more stable and predictable producing regions in western Canada and southern California. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

# # #

Investor and Media Contact: Jennifer Pierce Senior Manager Investor Relations and Communications Phone (403) 231-6736 Email: info@providentenergy.com	Corporate Head Office: 700, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 261-6696 www.providentenergy.com